DUPLICATE

Number:  BC0333274

CERTIFICATE

OF

CHANGE  OF  NAME

BUSINESS  CORPORATIONS  ACT

I  Hereby  Certify  that  RTN  STEALTH  SOFTWARE  INC.  changed  its  name  to  QUANTITATIVE

ALPHA  TRADING  INC.  on  April  5,  2011  at  09:24  AM  Pacific  Time.

Issued  under  my  hand  at  Victoria,  British  Columbia

On  April  5,  2011

RON  TOWNSHEND

Registrar  of  Companies

Province  of  British  Columbia

Canada